Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 3 DATED APRIL 1, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 1 dated March 18, 2014 and Supplement No. 2 dated March 19, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments and debt.

Status of Our Public Offering

The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of March 2014 and as of March 31, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 110,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $2.5 million. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of March 31, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.

We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date.

Description of Real Estate Investments

As of March 31, 2014, our investment portfolio consisted of three wholly-owned properties located in three states, consisting of approximately 25,000 gross rentable square feet of commercial space. We acquired one property, listed below, between March 19, 2014 and March 31, 2014.

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Dollar General — Logansport, IN	Discount Store	1	Dolgencorp, LLC	9,100	$1,120,090

The following information supplements, and should be read in conjunction with, the section captioned “Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.

Real Property Investments

As of March 31, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned three properties located in three states, consisting of approximately 25,000 gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and borrowings from our related party line of credit. We acquired one property, listed below, between March 19, 2014 and March 31, 2014.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Dollar General — Logansport, IN	March 31, 2014	2014	$1,120,090	$28,002	7.20%	7.27%	100%

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees and expenses paid to sponsor are payments made to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the tenant at the property listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Base Rent per Square Foot (3)	Lease Term (4)
Dollar General — Logansport, IN	Dolgencorp, LLC	9,100	100%	5/5 yr.	$80,646	$8.86	3/31/2014	-	2/28/2024
					83,066	9.13	3/1/2024	-	2/28/2029

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

The following information supersedes and replaces the average yields of the Dollar General — Moundridge, KS and Advance Auto — Fairmont, NC real property investments, as disclosed in the “Recent Real Property Investments” section of Supplement No. 1 dated March 18, 2014.

The Dollar General — Moundridge, KS and Advance Auto — Fairmont, NC properties have average yields of 7.22% and 7.18%, respectively. See footnote (4) in the first table above in the “Recent Real Property Investments” section regarding the calculation of average yield.

The following information supplements, and should be read in conjunction with, the sections captioned “Tenant Lease Expirations,” “Depreciable Tax Basis” and “Debt” that immediately follow the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.

Tenant Lease Expirations

The following table sets forth lease expirations of our properties, as of March 31, 2014, for each of the next ten years and thereafter assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	—	—	—	—%
2022	—	—	—	—%
2023	1	6,960	89,490	37%
2024	—	—	—	—%
Thereafter	2	18,200	151,810	63%
	3	25,160	$241,300	100%

Depreciable Tax Basis

For federal income tax purposes, the depreciable basis in the recently acquired property described in this prospectus supplement is approximately $923,000. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plans for any renovations, improvements or development of the property described in this prospectus supplement, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in the property is estimated, as of March 31, 2014, as follows:

Property	Depreciable Tax Basis
Dollar General — Logansport, IN	$922,934

Debt

Series C Loan

As of March 31, 2014, $1.0 million was outstanding under the Series C Loan.

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